UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Telewest Communications plc
                                (Name of Issuer)

                          Ordinary Shares of 10p each
                         (Title of Class of Securities)

                                     None**
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
          1400 Lake Hearn Drive, Atlanta, Georgia 30319 (404) 843-5564
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 8, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP Number for the American Depositary Shares, each representing ten Ordinary Shares of 10p each, is 87956P 10 5.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 2 of 21
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cox U.K. Communications, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       AF (See Item 4)

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            253, 765,818
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                        0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             253, 765,818
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                                  0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       253, 765,818

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Approximately 11.8% (1)

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       PN

--------------------------------------------------------------------------------

________________________
1/ Based on the information contained in a press release issued by Telewest Communications plc on September 15, 1998 and filed as exhibit 99.4 to Telewest's report on Form 8-K, dated September 1, 1998 (commission file no. 0-26840).

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 3 of 21
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Cox Communications International, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       AF (See Item 4)

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            253, 765,818
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                        0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             253, 765,818
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                                  0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       253, 765,818

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Approximately 11.8% (2)

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

________________________
2/ Based on the information contained in a press release issued by Telewest Communications plc on September 15, 1998 and filed as exhibit 99.4 to Telewest's report on Form 8-K, dated September 1, 1998 (commission file no. 0-26840).

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 4 of 21
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cox Communications, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       BK (See Item 4)

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            253, 765,818
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                        0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             253, 765,818
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                                  0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       253, 765,818

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Approximately 11.8% (3)

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

________________________
3/ Based on the information contained in a press release issued by Telewest Communications plc on September 15, 1998 and filed as exhibit 99.4 to Telewest's report on Form 8-K, dated September 1, 1998 (commission file no. 0-26840).

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 5 of 21
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Cox Holdings, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       AF (See Item 4)

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            253, 765,818
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                        0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             253, 765,818
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                                  0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       253, 765,818

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Approximately 11.8% (4)

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

________________________
4/ Based on the information contained in a press release issued by Telewest Communications plc on September 15, 1998 and filed as exhibit 99.4 to Telewest's report on Form 8-K, dated September 1, 1998 (commission file no. 0-26840).

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 6 of 21
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Cox Enterprises, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       AF (See Item 4)

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            253, 765,818
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                        0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             253, 765,818
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                                  0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       253, 765,818

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Approximately 11.8% (5)

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

________________________
5/ Based on the information contained in a press release issued by Telewest Communications plc on September 15, 1998 and filed as exhibit 99.4 to Telewest's report on Form 8-K, dated September 1, 1998 (commission file no. 0-26840).

Schedule 13D/A                                                   Page 7 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Ordinary Shares, par value 10p each ("Ordinary Shares"), of Telewest Communications plc, a company organized and existing under the laws of England and Wales (the "Issuer").

     The address of the principal executive and business office of the Issuer is:

                           Telewest Communications plc
                       Genesis Business Park, Albert Drive
                             Woking, Surrey GU21 5RW
                                 United Kingdom


ITEM 2.  IDENTITY AND BACKGROUND

     The persons filing these statements are Cox U.K. Communications, L.P. ("Cox U.K." or the "Cox Affiliate"), Cox Communications International, Inc. ("Cox International"), Cox Communications, Inc. ("CCI"), Cox Holdings, Inc. ("CHI") and Cox Enterprises, Inc. ("CEI") (collectively, the "Cox Entities"). Anne Cox Chambers and Barbara Cox Anthony, who ultimately control the Cox Entities, are filing separate statements on Schedule 13D.

     All of the above entities are incorporated or organized in the State of Delaware. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal business of Cox U.K. is the operation of cable television systems. CCI is a fully integrated, diversified media and broadband communications company with operations and investments in three related areas: (i) U.S. broadband networks; (ii) cable television programming; and (iii) international broadband networks. Cox International and CHI are holding companies. The principal business and office address of the Cox Entities is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

     Cox International is the sole general partner of Cox U.K. The directors and executive officers of Cox International, CCI, CHI and CEI (including Anne Cox Chambers and Barbara Cox Anthony) are set forth on Schedules I through IV, respectively. These Schedules set forth the following information with respect to each such person:

Schedule 13D/A                                                     Page 8 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc

          (i)      name;
          (ii)     residence or business address; and
          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, to the best knowledge of the persons filing this Schedule, none of the Cox Entities, any of their respective executive officers, directors, general partners, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings.

     During the last five years, to the best knowledge of the persons filing this Schedule, none of the Cox Entities, any of their respective executive officers, directors, general partners, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individuals listed in Schedules I through IV are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Except as provided in the share exchange agreement among the Predecessor, the Issuer, CCI, the Cox Affiliate, SBCC and certain affiliates of SBCC, dated as of August 11, 1995 (the "SBCC Share Exchange Agreement"), no separate consideration was paid in connection with the acquisition by the Cox Affiliate of Ordinary Shares and convertible preference shares, par value 10p each, of the Issuer (the "Preference Shares") in 1995. In addition, no consideration was paid in connection with the acquisition of Ordinary Shares as a result of conversion of the Preference Shares as of September 8, 1998. On September 11, 1998, the Cox Affiliate acquired 46,373,234 Ordinary Shares from the Issuer. CCI paid the aggregate purchase price of 42,895,277.45 British pounds (or approximately U.S.$71,755,000 based on the "Late NY" exchange rate published in the Wall Street Journal on September 14, 1998) with borrowings under an existing bank credit facility. Each of the foregoing transactions is described in Item 4 below.

Schedule 13D/A                                                     Page 9 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc


ITEM 4.  PURPOSE OF TRANSACTION

     In  1995,  the   shareholders   of  the  predecessor  to  the  Issuer  (the
"Predecessor") approved a merger (the "Merger") with SBC CableComms (UK) ("SBCC"), whereby the shareholders of the Predecessor and SBCC would transfer all of their shares in those companies to the Issuer in exchange for Ordinary Shares and, in certain cases, Preference Shares. Pursuant to the Merger and the SBCC Share Exchange Agreement, the outstanding shares of SBCC were exchanged for Ordinary Shares and Preference Shares, and the Cox Affiliate received 91,997,480 Ordinary Shares and 115,395,104 Preference Shares.

     The foregoing description of the SBCC Share Exchange Agreement is qualified in its entirety by reference to the SBCC Share Exchange Agreement, a copy of which was previously filed as Exhibit 7.01 to the original Schedule 13D and is incorporated herein by reference.

     In June 1998, the Issuer conditionally offered to purchase all of the issued ordinary shares of General Cable plc ("General Cable") for a combination of cash and Ordinary Shares and to purchase all of the issued American
Depository  Shares of  General  Cable  for a  combination  of cash and  American
Depositary Shares of the Issuer (the "Offer"). The Issuer announced that the Offer became unconditional in all respects on September 1, 1998 and that it had received valid acceptance of the Offer representing approximately 93.56% of General Cable's issued share capital. The Issuer funded the cash portion of the Offer with a pre-emptive issue, by way of an open offer, to its securityholders (the "Pre-emptive Issue"). Cox U.K., Media One Group, Inc. ("Media One"), and Tele-Communications International, Inc. ("TINTA") agreed to subscribe for their full, pro rata entitlement in the Pre-emptive Issue and to subscribe for any remaining shares not subscribed for by other securityholders of the Issuer. On September 11, 1998, CCI, through the Cox Affiliate, purchased 46,373,234 Ordinary Shares pursuant to the Pre-emptive Issue.

     In addition, Cox, Media One, TINTA and SBC Communications, Inc. ("SBC") agreed to convert their respective holdings of Preference Shares into Ordinary Shares upon the Offer becoming unconditional. The Preference Shares were convertible into Ordinary Shares on a 1-for-1 basis for no additional consideration, and all of the outstanding Preference Shares were converted into Ordinary Shares as of September 8, 1998.

Schedule 13D/A                                                    Page 10 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc

     The Cox Entities, subject to the agreements described below, are evaluating various options to monetize all or part of the investment in the Issuer. Although no agreement exists as to the timing or amount of any sales, the Cox Entities may determine to sell all or a portion of the Ordinary Shares that Cox U.K. holds at any time or from time to time. In addition, the Cox Entities may in the future acquire additional Ordinary Shares of the Issuer through open market purchases, private transactions or otherwise. In reaching any decisions regarding any of the foregoing, the Cox Entities will consider various factors including, but not limited to, the Issuer's business prospects, other developments concerning the Issuer, other business opportunities available to CCI and its affiliates, developments concerning CCI and its affiliates and their businesses, and general economic and regulatory conditions.

     The Cox Entities reserve the right to change their intention regarding the investment in the Issuer's Ordinary Shares and to take actions, presently undetermined, that could result in or relate to the items enumerated in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Cox Entities beneficially own 253,765,818 Ordinary Shares, which represents approximately 11.8% of the Issuer's outstanding Ordinary Shares following (i) conversion of all outstanding Preference Shares, (ii) consummation of the Pre-emptive Issue, and (iii) issuance of Ordinary Shares, including American Depository Shares representing Ordinary Shares, to General Cable securityholders (assuming the exercise of all outstanding General Cable options and full acceptance of the Offer).

     The above shares are directly beneficially owned by Cox U.K. The sole general partner of Cox U.K. is Cox International, which is a wholly owned subsidiary of CCI, which in turn is controlled by CHI, which is wholly owned by CEI.

     (b) The Cox Entities have the sole power to vote and to dispose of the 253,765,818 Ordinary Shares.

     (c) On September 8, 1998, Cox U.K. converted all of its 115,395,104 Preference Shares into 115,395,104 Ordinary Shares. On September 11, 1998, Cox U.K. purchased 46,373,234 Ordinary Shares for a purchase price of 92.5 pence per share as part of the Pre-emptive Issue.

Schedule 13D/A                                                    Page 11 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares and Convertible Preference Shares referred to in paragraph (b) above.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following  contracts  exist with respect to the Ordinary  Shares of the
Issuer:

RELATIONSHIP AGREEMENT

     The Issuer, TINTA and United Artists Programming-Europe, Inc. (the "TINTA Affiliate"), MediaOne, MediaOne UK Cable, Inc. and MediaOne Cable Partnership Holdings, Inc. (together, the "MediaOne Affiliates") Cox, the Cox Affiliate, SBC and Southwestern Bell International Holdings (UK-1) Corporation (the "SBC Affiliate") have entered into an Amended and Restated Relationship Agreement (the "Relationship Agreement") with respect to the management of the Issuer and the ownership, voting and disposal of their beneficial shares in the Issuer. The Relationship Agreement became effective as of September 1, 1998, and it supersedes the Co-Operation Agreement and the Share Dealing Agreement, each as defined and described in the original Schedule 13D. The following summary of the provisions of the Relationship Agreement which affect the holding or voting of the Ordinary Shares is qualified in its entirety by reference to the Relationship Agreement, a copy of which is incorporated by reference as Exhibit
7.06 to this Schedule 13D/A.

Voting Arrangements between the TINTA Group and the MediaOne Group

     Pursuant to the Relationship Agreement, the TINTA Affiliate and the MediaOne Affiliates have agreed that, on any matter requiring shareholder approval, they will vote their Ordinary Shares together in such manner as may be agreed by them or, in the absence of such agreement, will vote their Ordinary Shares together in the manner that would most likely continue the status quo without materially increasing the Issuer's financial obligations or materially deviating from its approved budget and business plan. If the TINTA Affiliate or the MediaOne Affiliates, as the case may be, have a conflict of interest in any

Schedule 13D/A                                                    Page 12 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc

     matter, they shall abstain from voting (or the Ordinary Shares owned by TW Holdings LLC ("TW Holdings") and attributable to them shall not be voted) and the members of the other affiliate group may vote (or the Ordinary Shares owned by TW Holdings shall be voted) on such matter as they deem appropriate. These voting restrictions will lapse after December 31, 1999 if TINTA or MediaOne so notifies the other following the disposal by the other of more than 43 million of its Ordinary Shares other than to an Affiliate or pursuant to a Permitted Demerger (defined as certain distributions which result in an Affiliate of the transferor owning 80% or more of the transferor's shares in the Issuer) or with the other's consent. As a result of these ownership and voting arrangements, the TINTA Affiliate and the MediaOne Affiliates together generally will be able to influence materially the outcome of any matter requiring shareholder approval (other than one involving a special resolution), including the election or removal of Directors, the creation and issue of further shares and the granting of the necessary authority to the Directors to allot any unissued shares.

     The Relationship Agreement also provides that for so long as either the TINTA and its affiliates (the "TINTA Group") or the MediaOne and its affiliates (the "MediaOne Group") holds 15% or more of the Ordinary Shares in issue ignoring all Ordinary Shares issued pursuant to or for the purposes of share options, the consent of the TINTA Group and/or the MediaOne Group (as appropriate) must be obtained by the Issuer before: (a) making any material acquisition or disposal out of the ordinary course of business including any transaction which would qualify as a Class 2 transaction for the purposes of the Listing Rules of the London Stock Exchange Limited or which the Board intends to announce; (b) incurring any borrowings or indebtedness in the nature of borrowings or granting any security interest in excess of 50 million British pounds in aggregate (excluding borrowings under facilities in place at the date the Relationship Agreement became unconditional and any borrowings or security interest consented to after that date); (c) allotting or issuing shares or securities convertible into shares or granting options other than pursuant to the offer to acquire General Cable plc, the Pre-emptive Issue or the conversion by the TINTA Affiliate, the Media One Affiliate, the Cox Affiliate and the SBC Affiliate of their holdings of Preference Shares into Ordinary Shares or pursuant to options (depending on their terms), convertibles or similar securities granted or issued before the date of the Relationship Agreement or with the necessary consents after the date on which the Relationship Agreement becomes unconditional; (d) appointing or removing the chief executive officer of the Issuer; or (e) increasing the numbers of directors holding office beyond 14.

Schedule 13D/A                                                    Page 13 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc

Restrictions Applicable to TINTA and MediaOne

     TINTA and MediaOne have agreed amongst themselves that no transfers are permitted by members of the TINTA Group or the MediaOne Group before December 31, 1999 other than (a) to an "Affiliate" (defined as a person controlled by, controlling or under joint control with the relevant member of the TINTA Group or the MediaOne Group) or (b) with the written consent of the other and approval of the identity of the transferee and (if the transferee becomes a member of the TINTA Group or the MediaOne Group) the transferee agreeing to adhere to the Relationship Agreement or (c) pursuant to a Permitted Demerger.

     After, December 31, 1999, any proposed transfers by a member of the MediaOne Group or the TINTA Group will be subject to rights of first refusal in favor of the other of TINTA or MediaOne. These provisions will not apply to (a) transfers to an Affiliate of TINTA or MediaOne or (b) a transfer pursuant to a Permitted Demerger, provided that any transferee which becomes a member of the relevant group executes a deed of adherence to the Relationship Agreement.

     The Relationship Agreement also contains provisions for rights of first offer as between the MediaOne Group and the TINTA Group in the event of certain changes of control. Where the MediaOne Group or the TINTA Group is subject to a change of control for these purposes, the group which is unaffected by the change of control may offer to buy the shares of the affected group (or to sell its shares to the affected group) specifying a price at which it is prepared to buy or sell for these purposes or to consent to the change of control. If the unaffected group does not consent, the affected group has the right to choose whether to buy or sell at that price.

Restrictions Applicable to SBC and Cox

     Any transfers by SBC and its affiliates (the "SBC Group") or CCI and its affiliates (the "Cox Group") are subject to rights of first offer in favor of MediaOne and TINTA other than in respect of: (a) "Public Transfers" (defined in the Relationship Agreement as a transfer of shares through a brokerage transaction effected on a national securities exchange, Nasdaq or the London Stock Exchange, including a private transfer to a broker in anticipation of such a transfer); (b) transfers where the shares remain controlled by the transferor;
(c) transfers between members of the same shareholder group or from a shareholder in one group to a shareholder in the other, provided the transferee executes a deed of adherence to the Relationship Agreement; or (d) transfers following a general takeover offer for the Issuer (whether by a third party or by SBC or CCI).

Schedule 13D/A                                                    Page 14 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc


Pre-emptive Rights

     In addition to the statutory pre-emptive provisions provided under the Companies Act 1985 (as amended), the Issuer has agreed pursuant to the Relationship Agreement that the TINTA Group, the MediaOne Group and the Cox Group will have the right to maintain a certain level of interest in the Issuer going forward.

     For so long as TW Holdings and/or the MediaOne Group and the TINTA Group control 50.1% or more of the voting rights in the Issuer they will have the right, on a dilative issue of shares, to require the Issuer to issue sufficient Ordinary Shares to them to enable them to maintain their interest at 50.1% or more on a fully diluted basis.

     Otherwise, and for so long as the MediaOne Group or the TINTA Group individually hold 15% or more of the Ordinary Shares ignoring Ordinary Shares issued pursuant to or for the purposes of share options, they will have the right to be notified of any issue of shares and (other than in the case of a rights issue by the Issuer) to increase their holdings in the Issuer to enable them to maintain their interest at 15% of the fully diluted Ordinary Shares. The Cox Group has equivalent rights (as well as each of the MediaOne Group and the TINTA Group if their respective shareholdings fall below 15%) to maintain their interest at 7.5% of the fully diluted Ordinary Shares for so long as it holds at least 7.5% of the Ordinary Shares in issue (ignoring Ordinary Shares issued pursuant to or for the purpose of share options.)

     These rights entitle the relevant shareholder group to purchase (at the time of the dilutive issue) additional newly issued Ordinary Shares for cash at a purchase price per share based on the average of the prices quoted on the London Stock Exchange for the ten days ending on the day preceding the day on which the right is exercised.

     The Issuer also has a general obligation to use its best efforts to ensure that any issue of shares is done in a manner that provides each shareholder group, regardless of their then current shareholding in the Issuer, with an opportunity to acquire additional Ordinary Shares to enable them to maintain their percentage of ownership.

Schedule 13D/A                                                    Page 15 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc


APPOINTMENT OF DIRECTORS

     The Issuer's Articles of Association, as amended, provide that each of the Cox Group, the SBC Group and Vivendi S.A. ("Vivendi") and its affiliates (the "Vivendi Group") has the right to appoint one director to the Issuer's board of directors for so long as the members of such group holds 7.5% of the outstanding Ordinary Shares or, following a dilutive issuance, 5% or more of the Ordinary Shares, provided that immediately before such dilutive issuance the TINTA Group, the MediaOne Group, the SBC Group, the Cox Group or the Vivendi Group held 7.5% or more of the outstanding Ordinary Shares. In addition, each committee of the Issuer's board of directors must include at least one director designated by TINTA and one director designated by MediaOne, and a majority of the members of each such committee shall be independent of TINTA and MediaOne.


REGISTRATION RIGHTS

     The Issuer has agreed that the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi will have the right, subject to certain limited exceptions, to require the Issuer to include all or any portion of their Ordinary Shares in any registered offering by the Issuer of Ordinary Shares under the Securities Act or in a public offering under UK law. In addition, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi will have the right to cause the Issuer on up to ten separate occasions (two exercisable by each of the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi) to offer all or any part of their Ordinary Shares for sale in a registered offering under the Securities Act or in a public offering under UK law.

     The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated by reference as Exhibit 7.07 to this Schedule 13D/A.

Schedule 13D/A                                                    Page 16 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The SBCC Share Exchange Agreement, the Registration Rights Agreement, the Co- Operation Agreement, the Share Dealing Agreement and a Joint Filing
Agreement were previously filed as Exhibits 7.01, 7.02, 7.03, 7.04 and 7.05, respectively, to the original Schedule 13D.

     Exhibit 7.06 Amended and Restated Relationship Agreement by and among the Issuer, the MediaOne Affiliates, TINTA, the TINTA Affiliate, CCI, the Cox Affiliate, SBC International, Inc. and the SBC Affiliate. (incorporated by reference to exhibit 10.55 of the Registration Statement on Form S-4 of Telewest Communications plc, Commission file no. 333-50201)

     Exhibit 7.07 Amendment No. 1 to the Registration Rights Agreement, by and among the Issuer, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, Southwestern Bell International Holdings(UK-2) Corporation, the Cox Affiliate, GUHL and Vivendi.(incorporated by reference to exhibit 10.56 of the Registration Statement on Form S-4 of Telewest Communications plc, Commission file no. 333-50201)

Schedule 13D/A                                                    Page 17 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        COX U.K. COMMUNICATIONS, L.P.

                                     By:    COX COMMUNICATIONS INTERNATIONAL,
                                            INC., general partner


       September 28, 1998            By:     /s/ Andrew A Merdek
     -------------------------              ------------------------
             Date                           Andrew A. Merdek
                                            Secretary

Schedule 13D/A                                                    Page 18 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            COX COMMUNICATIONS INTERNATIONAL,
                                            INC.


      September 28, 1998             By:     /s/ Andrew A Merdek
     -------------------------              ------------------------
             Date                           Andrew A. Merdek
                                            Secretary

Schedule 13D/A                                                    Page 19 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            COX COMMUNICATIONS, INC.

      September 28, 1998             By:     /s/ Andrew A Merdek
     -------------------------              ------------------------
             Date                           Andrew A. Merdek
                                            Secretary

Schedule 13D/A                                                    Page 20 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            COX HOLDINGS, INC.

       September 28, 1998            By:     /s/ Andrew A Merdek
     -------------------------              ------------------------
             Date                           Andrew A. Merdek
                                            Secretary

Schedule 13D/A                                                    Page 21 of 21
Cox U.K. Communications, L.P.
Telewest Communications plc


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            COX ENTERPRISES, INC.

       September 28, 1998            By:     /s/ Andrew A Merdek
     -------------------------              ------------------------
             Date                           Andrew A. Merdek
                                            Secretary

Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc

                                                                    Page 1 of 1

                                   SCHEDULE I

                     Cox Communications International, Inc.
                        Executive Officers and Directors

Name                        Position           Principal Occupation                  Business Address
---------------------       ---------------    --------------------------            ---------------------

James O. Robbins*           President &        President & Chief Executive           Cox Communications, Inc.
                            Chief              Officer                               1400 Lake Hearn Dr., NE
                            Executive                                                Atlanta , GA 30319
                            Officer

Jimmy W. Hayes*             Senior Vice        Senior Vice President Finance &       Cox Communications, Inc.
                            President          Chief Financial Officer               1400 Lake Hearn Dr., NE
                            Finance &                                                Atlanta , GA 30319
                            CFO

Preston B. Barnett          Vice President     Vice President                        Cox Communications, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Andrew A. Merdek            Secretary          Vice President Legal Affairs &        Cox Enterprises, Inc.
                                               Corporate Secretary                   1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Dallas Clement              Treasurer          Treasurer                             Cox Communications, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

James A. Hatcher*           Director           Director                              Cox Communications, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

*Also a Director

Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc                                        Page 1 of 2

                                   SCHEDULE II


                            Cox Communications, Inc.
                        Executive Officers and Directors


Name                       Position             Principal Occupation                 Business Address
--------------------       -----------------    -----------------------              ----------------------

James  C. Kennedy *        Chairman             Chairman &                           Cox Enterprises, Inc.
                                                Chief Executive Officer              1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

James O. Robbins*          President &          President & Chief Executive          Cox Communications, Inc.
                           Chief Executive      Officer                              1400 Lake Hearn Dr., NE
                           Officer                                                   Atlanta , GA 30319

Ajit M. Dalvi              Senior Vice          Senior Vice President                Cox Communications, Inc.
                           President            Programming & Strategy               1400 Lake Hearn Dr., NE
                           Programming &                                             Atlanta , GA 30319
                           Strategy

Alex B. Best               Senior Vice          Senior Vice President                Cox Communications, Inc.
                           President            Engineering                          1400 Lake Hearn Dr., NE
                           Engineering                                               Atlanta , GA 30319

David M. Woodrow           Senior Vice          Senior Vice President                Cox Communications, Inc.
                           President            New Business Development             1400 Lake Hearn Dr., NE
                           New Business                                              Atlanta , GA 30319
                           Development

Jimmy W. Hayes             Senior Vice          Senior Vice President Finance &      Cox Communications, Inc.
                           President            Chief Financial Officer              1400 Lake Hearn Dr., NE
                           Finance & CFO                                             Atlanta , GA 30319

James A. Hatcher           Vice President       Vice President Legal &               Cox Communications, Inc.
                           Legal &              Regulatory Affairs                   1400 Lake Hearn Dr., NE
                           Regulatory                                                Atlanta , GA 30319
                           Affairs

John M. Dyer               Vice President       Vice President Accounting &          Cox Communications, Inc.
                           Accounting &         Financial Planning                   1400 Lake Hearn Dr., NE
                           Financial                                                 Atlanta , GA 30319
                           Planning

Margaret A. Bellville      Vice President       Vice President Operations            Cox Communications, Inc.
                           Operations                                                1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319


Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc                                         Page 2 of 2



Name                       Position             Principal Occupation                 Business Address
--------------------       -----------------    -----------------------              ----------------------

Jayson R. Juraska          Vice President       Vice President Operations            Cox Communications, Inc.
                           Operations                                                1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Claus F. Kroeger           Vice President       Vice President Operations            Cox Communications, Inc.
                           Operations                                                1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Janet Morrison Clarke      Director             Managing Director Global             Citibank
                                                Database Marketing                   One Court Square
                                                Citibank                             40th Floor
                                                                                     Long Island, NY 11220

John R. Dillon             Director             Managing Director                    Cravey, Green & Wahlen
                                                Cravey, Green & Wahlen               12 Piedmont Center, Suite 210
                                                                                     Atlanta, GA 30305

David E. Easterly          Director             President & Chief Operating          Cox Enterprises, Inc.
                                                Officer                              1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Robert F. Erburu           Director             Chairman of the Board (retired)      The Times Mirror Company
                                                The Times Mirror Company             220 W. 1st Street
                                                                                     Los Angeles, CA 90012

Andrew J. Young            Director             Co-Chairman                          Good Works International
                                                Good Works International             Suntrust Plaza, Ste. 4800
                                                                                     303 Peachtree Street, NE
                                                                                     Atlanta, GA 30308

*Also a Director

Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc                                         Page 1 of 1



                                  SCHEDULE III


                               Cox Holdings, Inc.
                        Executive Officers and Directors



Name                       Position             Principal Occupation                 Business Address
--------------------       -----------------    -----------------------              ----------------------

David E. Easterly*          President          President & Chief Operating           Cox Enterprises, Inc.
                                               Officer                               1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Preston B. Barnett          Vice President     Vice President Tax                    Cox Enterprises, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Dean H. Eisner*             Vice President     Vice President Business               Cox Enterprises, Inc.
                                               Development and Planning              1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

William L. Killen, Jr.      Vice President     Vice President New Media              Cox Enterprises, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Andrew A. Merdek*           Vice President     Vice President Legal Affairs &        Cox Enterprises, Inc.
                            & Corporate        Corporate Secretary                   1400 Lake Hearn Dr., NE
                            Secretary                                                Atlanta , GA 30319

Richard J. Jacobson         Treasurer          Vice President & Treasurer            Cox Enterprises, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319


*Also a Director

Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc                                        Page 1 of 2

                                   SCHEDULE IV

                              Cox Enterprises, Inc.
                        Executive Officers and Directors



Name                       Position             Principal Occupation                 Business Address
--------------------       -----------------    -----------------------              ----------------------

James  C. Kennedy *       Chairman &            Chairman &                           Cox Enterprises, Inc.
                          Chief Executive       Chief Executive Officer              1400 Lake Hearn Dr., NE
                          Officer                                                    Atlanta , GA 30319

David E. Easterly*        President & Chief     President & Chief Operating          Cox Enterprises, Inc.
                          Operating Officer     Officer                              1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Robert C. O'Leary*        Senior Vice           Senior Vice President Chief          Cox Enterprises, Inc.
                          President & Chief     Financial Officer                    1400 Lake Hearn Dr., NE
                          Financial Officer                                          Atlanta , GA 30319

Timothy W. Hughes         Senior Vice           Senior Vice President                Cox Enterprises, Inc.
                          President             Administration                       1400 Lake Hearn Dr., NE
                          Administration                                             Atlanta , GA 30319

Barbara C. Anthony*       Vice President        Chairman, Dayton Newspapers          Cox Enterprises, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Anne C. Chambers*         Vice President        Chairman, Atlanta Newspapers         Cox Enterprises, Inc.
                                                                                     1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Scott A. Hatfield         Vice President &      Vice President & Chief               Cox Enterprises, Inc.
                          Chief Information     Information Officer                  1400 Lake Hearn Dr., NE
                          Officer                                                    Atlanta , GA 30319

Marybeth Leamer           Vice President        Vice President Human                 Cox Enterprises, Inc.
                          Human Resources       Resources                            1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Schedule 13D/A
Cox U.K. Communications, L.P.
Telewest Communications plc                                         Page 2 of 2



Name                       Position             Principal Occupation                 Business Address
--------------------       -----------------    -----------------------              ----------------------

Andrew A. Merdek          Vice President        Vice President Legal Affairs &       Cox Enterprises, Inc.
                          Legal Affairs &       Corporate Secretary                  1400 Lake Hearn Dr., NE
                          Corporate                                                  Atlanta , GA 30319
                          Secretary

Alexander V.              Vice President        Vice President Public Policy         Cox Enterprises, Inc.
Netchvolodoff             Public Policy                                              1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Richard J. Jacobson       Vice President &      Vice President & Treasurer           Cox Enterprises, Inc.
                          Treasurer                                                  1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Preston B. Barnett        Vice President        Vice President Tax                   Cox Enterprises, Inc.
                          Tax                                                        1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

William L. Killen, Jr.    Vice President        Vice President New Media             Cox Enterprises, Inc.
                          New Media                                                  1400 Lake Hearn Dr., NE
                                                                                     Atlanta , GA 30319

Dean H. Eisner            Vice President        Vice President Business              Cox Enterprises, Inc.
                          Business              Development and Planning             1400 Lake Hearn Dr., NE
                          Development and                                            Atlanta , GA 30319
                          Planning

Michael J.                Vice President        Vice President Materials             Cox Enterprises, Inc.
Mannheimer                Materials             Management                           1400 Lake Hearn Dr., NE
                          Management                                                 Atlanta , GA 30319

Arthur M. Blank           Director              President and Chief Executive        The Home Depot, Inc.
                                                Officer The Home Depot, Inc.         One Paces West
                                                                                     2727 Paces Ferry Road, NW
                                                                                     Atlanta, GA 30339

Thomas O. Cordy           Director              President, Chief Executive           The Maxxis Group, Inc.
                                                Officer                              1901 Montreal Road, Ste. 108
                                                The Maxxis Group, Inc.               Tucker, GA  30084

Carl R. Gross             Director              Retired Senior Vice President        Cox Enterprises, Inc.
                                                and Chief Administrative             1400 Lake Hearn Dr., NE
                                                Officer                              Atlanta, GA 30319

Ben F. Love               Director              Director                             Chase Bank of Texas
                                                Chase Bank of Texas                  600 Travis Street, 18 TCT 318
                                                                                     Houston, TX 77252-2558

Paul J. Rizzo             Director              Vice Chairman (retired 1/1/95)       Franklin Street Partners
                                                of IBM Corporation                   6330 Quadrangle Drive
                                                                                     Ste. 200
                                                                                     Chapel Hill, NC  27514


* Also a Director